Filed Pursuant to Rule 424(b)(5)
Registration No. 333-53108

PROSPECTUS SUPPLEMENT
(To prospectus dated January 26, 2001)

UP TO 225,000 SHARES OF COMMON STOCK

AND WARRANTS TO PURCHASE UP TO 56,250 SHARES OF COMMON STOCK

OF

SPECTRUM PHARMACEUTICALS, INC.

This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 225,000 shares of our common stock at a purchase price of $2.25 per share, and warrants to purchase up to 56,250 shares of our common stock at an exercise price of $3.25 per share, to certain institutional investors for aggregate proceeds of approximately $506,250. In connection with this offering, we will pay fees or commissions to one or more placement agents and/or finders. See “Plan of Distribution” on page S-4 for more information regarding these potential arrangements.

You should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-53108) filed with the Securities and Exchange Commission on January 2, 2001, is hereby incorporated by reference into this prospectus supplement.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “SPPI.” On January 15, 2003, the last sale price of our common stock on the Nasdaq SmallCap Market was $2.36 per share. As of January 15, 2003, we had 2,726,019 shares of our common stock outstanding.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” ON
PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT AS WELL AS ON PAGE 19 OF OUR ANNUAL REPORT ON FORM 10-K AND ON PAGE 30 OF OUR QUARTERLY REPORT ON FORM 10-Q, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2002 AND NOVEMBER 13, 2002, RESPECTIVELY, AS WELL AS THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2003

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

ABOUT SPECTRUM PHARMACEUTICALS

On December 11, 2002, we changed our name from NeoTherapeutics, Inc., to Spectrum Pharmaceuticals, Inc. We were a development stage pharmaceutical company from inception through the second quarter ended June 30, 2002. Beginning in the third quarter ended September 30, 2002, we are no longer a development stage enterprise in that we have commenced our planned principal operations of (1) in-licensing of oncology drug candidates and the further development of and strategic alliances for these drug candidates, (2) the discovery of neurology drugs and out-licensing these drug candidates to strategic partners and have generated revenue from these operations and (3) seeking U.S. regulatory approval of generic pharmaceutical products and to subsequently market these products in the United States.

Our functional genomics business has been engaged in discovering gene functions and validating novel molecular targets for innovative drug development. On July 19, 2002, we adopted a formal plan to discontinue the operations of our functional genomics business. However, as part of a change in management and reassessment of the Company’s strategy in August 2002, we altered our plans to discontinue the operations and changed the focus of the business to out-licensing the genomics technology and the administration of two Pfizer collaboration agreements. We have eliminated all further functional genomics research operations.

We conduct our pharmaceutical activities as Spectrum Pharmaceuticals and NeoOncoRx, and our functional genomics activities as NeoGene Technologies. Unless otherwise specified or required by context, references in this prospectus supplement to “we,” “us,” “our” and “Spectrum Pharmaceuticals” refer to Spectrum Pharmaceuticals, Inc. and its subsidiaries on a consolidated basis.

We have incurred losses in every year of our existence and expect to continue to incur significant operating losses for the next several years. We have never generated revenues from product sales and there is no assurance that revenue from product sales will ever be achieved. There is no assurance that any of our proposed products will ever be successfully developed, receive and maintain required governmental regulatory approvals, become commercially viable or achieve market acceptance.

The pharmaceutical marketplace in which we operate is highly competitive, and includes many large, well-established companies pursuing treatments for the applications we are pursuing. See “Risk Factors” below.

This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 225,000 shares of our common stock at a purchase price of $2.25 per share, and warrants to purchase up to 56,250 shares of our common stock at an exercise price of $3.25 per share, to certain individual and institutional investors for aggregate proceeds of approximately $506,250. In connection with this offering, we will pay fees or commissions and/or issue warrants to one or more placement agents and/or finders. See “Plan of Distribution” on page S-4 for more information regarding these potential arrangements.

We were incorporated in Colorado in December 1987 and reincorporated in Delaware in June 1997. Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.spectrumpharm.com. Information contained in our web site does not constitute part of this prospectus supplement.

RECENT DEVELOPMENTS

Our Board of Directors has authorized the issuance of up to 853,000 shares of our common stock to a number of other parties to settle up to $1,500,000 of outstanding debts owed to those parties at a price of $1.76 per share, and the shares will be issued without registration under the Securities Act of 1933, as amended. Pursuant to this authority, on November 21, 2002, we issued 356,926 shares of our common stock to five vendors to settle approximately $628,190 in payables. In addition, on December 13, 2002, we issued a warrant to purchase up to 161,460 shares of our common stock at a purchase price of $0.25 per share in exchange for the cancellation of $242,000 of indebtedness owed to another vendor. In connection with the settlements, we have granted registration rights to the parties that will require us to file a registration statement with the SEC within 60 days in order to permit the parties to resell the shares of common stock to the public. We are continuing discussions with respect to additional debt settlements, however, there can be no assurance that we will be successful in settling all or any portion of these debts or that we will issue any additional shares.

On December 2, 2002, we sold 150,000 shares of our common stock under our shelf registration statement at a negotiated purchase price of $2.00 per share for gross cash proceeds of $300,000. The investors also received warrants to purchase up to 34,500 shares of our common stock at an exercise price of $3.00 per share. There was no material offering costs associated with the completion of this offering.

On December 11, 2002, we changed our name from NeoTherapeutics, Inc., to Spectrum Pharmaceuticals, Inc. Also on December 11, 2002, we announced that we are actively engaged in discussions with J.B. Chemicals and Pharmaceuticals Ltd., regarding activation of our existing joint venture, NeoJB, LLC, to pursue marketing approval in the United States of one or more generic drugs manufactured by J.B. Chemicals and Pharmaceuticals, Ltd., or JBCPL. We also announced plans to expand the ongoing phase I/II clinical trial of our Neoquin product for superficial bladder cancer, based on a complete response observed in the first patient to complete treatment in the trial, whose tumor was found to have disappeared.

On December 13, 2002, we sold 285,000 shares of our common stock under our shelf registration statement at a negotiated purchase price of $2.10 per share for gross cash proceeds of $557,000. The investors also received warrants to purchase up to 65,550 shares of our common stock at an exercise price of $3.10 per share. Offering costs including cash commissions paid to the placement agent of this transaction were approximately $42,000.

On January 15, 2003, we announced the filing of our first Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration. The filing was made by our NeoJB subsidiary on behalf of JBCPL, and relates to a generic drug product manufactured by JBCPL. Upon approval of the ANDA, if it is approved, and expiration of the patent for the indicated drug, we expect that JBCPL will manufacture the product and NeoJB will sell the drug in the United States. However, we have not completed our negotiations with JBCPL regarding the terms of this arrangement, and cannot be certain that we will be able to complete these negotiations on terms favorable to us or at all. Revenue from the sale of the indicated drug would not likely occur until after the end of this year, if ever.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” in our Annual Report and Quarterly Report referenced above, those in the accompanying prospectus and those in the documents incorporated by reference herein and therein.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law or regulations. We also may make additional disclosures in our Annual Report on Form 10-K, our definitive proxy statement filed in connection with our Annual Meeting of Stockholders, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q. These are factors that we think could cause our actual results to differ materially from expected or forecasted results. Other factors besides those listed in the documents referenced above could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

RISK FACTORS

Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.

Our cumulative losses during the period from our inception in 1987 through November 30, 2002 were approximately $139.2 million, almost all of which consisted of research and development and general and administrative expenses. We lost approximately $26.0 in 1999, $46.4 in 2000, $27.8 in 2001, and $15.2 million in the eleven-month period ended November 30, 2002. We expect our losses to increase in the future as we expand our clinical trials and increase our research and development activities. We currently do not sell any products or services and we may never achieve significant revenues or become profitable. Even if we eventually generate revenues from sales, we nevertheless expect to incur significant operating losses over the next several years.

Our business does not generate the cash needed to finance our current and anticipated operations and our existing cash and investment securities are not sufficient to fund our operations for the next 12 months.

During the three-month period ended September 30, 2002, our burn rate was approximately $3.0 million. We anticipate that our burn rate will be reduced to approximately $1.5 million, or lower, per quarter starting with the fourth quarter in 2002.

At the present time, our business does not generate cash from operations needed to finance our short-term operations. We will rely primarily on raising funds through the sale of our securities, and/or out-licensing our drug candidates and technology, to meet all of our short-term cash needs. We have generated operating losses since our inception and our existing cash and investment securities, are not sufficient to fund our current planned pharmaceutical and functional genomics operations for the next 12 months. Therefore, we will need to seek additional funding by June 2003, or sooner, through public or private financings, including equity financings, and through other arrangements to continue operating our businesses and meet our short-term and long-term cash needs.

As has been stated by our independent public accountants in their opinion, our current financial position raises substantial doubt as to our ability to continue as a going concern. Additionally, our long-term business plans require that we enter into collaborative partnership agreements and strategic alliance agreements with larger pharmaceutical companies to co-develop, manufacture and market our product candidates.

We may not be able to raise additional funds on favorable terms, if at all. Accordingly, we would be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve some, combination, or all of the following:

•	Out-license or sell some or all of our intellectual, technological, and/or tangible property not presently contemplated and at terms that we believe would not be favorable to us;

•	Further reduce the size of our workforce, including the number of our scientific personnel;

•	Reduce the scope and nature of our research and drug development activities; and

•	Terminate operating leases and other contractual arrangements.

We will need substantial additional funds to support the continued research and development of our potential products. Since we currently have no products available for commercial sale and minimal revenues from licensing in our oncology and genomics divisions, we must use capital to fund our operating expenses. Our operating expenses, and consequently our capital requirements, will depend on many factors, including:

•
continued scientific progress in research and development to identify and develop or obtain additional product candidates; the costs and progress of preclinical and clinical testing of our anti-cancer drugs and additional drug candidates;

•	cost involved in filing, prosecuting and enforcing patent claims;

•	effect of competing technological developments;

•	cost of manufacturing scale-up;

•	cost of commercialization activities;

•	time and cost involved in obtaining regulatory approvals; and

•	our ability to establish collaborative and other arrangements with third parties, such as licensing and manufacturing agreements.

Our efforts to in-license and develop new drug development targets may fail.

In the third quarter of 2002 we shifted our strategic focus from discovery and development of neurology drugs to the in-licensing of oncology drug candidates and the further development of and forming strategic alliances for these drug candidates, and the discovery of neurology drug candidates and out-licensing of these drug candidates to strategic partners. In the fourth quarter of 2002 we announced plans to pursue regulatory approval in the United States of generic drugs manufactured by J.B. Chemicals and Pharmaceuticals Ltd., or JBCPL, an Indian company, through our existing joint venture, NeoJB LLC. We may not in-license, discover or validate any more new drug development targets based on our efforts. In addition, we may not have sufficient funds to purchase chemical libraries necessary for lead generation and/or new compound synthesis and the conducting of early testing to establish therapeutic potential necessary to obtain patents on new compounds. Although we intend to seek out established pharmaceutical companies as partners for the development, manufacture and marketing of certain of our compounds, we may be unsuccessful in negotiating related contracts on reasonable terms for us, if at all.

Our potential drug products are in various stages of clinical and pre-clinical development and may not prove safe or effective enough to obtain regulatory approval to sell any of them.

We have acquired rights to three anti-cancer drugs that are in clinical trials, and we have commenced a clinical trial of our Neoquin drug candidate for superficial urinary bladder cancer. We expect that we will need to complete additional trials before we will be able to apply for regulatory approval to sell any of our potential drug products. Our other proposed products are in pre-clinical development. We cannot be certain that any of our proposed products will prove to be safe or effective in treating cancer, disorders of the nervous system, or any other diseases or indications. Our former lead drug candidate, Neotrofin, failed to demonstrate efficacy in previous trials for Alzheimer’s disease and Parkinson’s disease. All of our proposed drugs will require additional research and development, testing and regulatory clearance before we can sell them. We cannot be certain that we will receive regulatory approval to sell any of our proposed drugs. We do not expect to have any products commercially available for at least five years, if at all.

On September 30, 2002, we entered into a co-development and license agreement with GPC Biotech AG for the development and commercialization of our lead drug candidate, satraplatin. GPC Biotech will fully fund development and commercialization expenses for satraplatin. We will not have control over the drug development process and therefore, the success of our lead drug candidate will depend upon the efforts of a third party. There is no assurance that GPC Biotech will be successful in the clinical development of the drug, the achievement of any milestones such as the acceptance of an NDA (New Drug Application) filing by the U.S. Food and Drug Administration, or FDA, or the eventual commercialization of satraplatin.

Our efforts to enter the generic drug market may fail.

We plan to use our management’s experience with the regulatory approval process in the United States to seek the introduction of generic drug products into the United States, which may include generic drugs produced by other pharmaceutical companies or developed internally by us. While some members of our management have experience with obtaining regulatory approval of drug candidates in the United States, we have limited experience with generic drug products, and, as a company, we have not successfully obtained regulatory approval of any of our products.

On January 15, 2003, we announced the filing of our first Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration. The filing was made by our NeoJB subsidiary on behalf of JBCPL, and relates to a generic drug product manufactured by JBCPL. We cannot be certain that the FDA will approve this ANDA, or if approved, that we will be able to complete an agreement with JBCPL to allow NeoJB to market the drug product in the United States on terms favorable to us or at all. We do not currently have an agreement with JBCPL related to this product.

Even if we obtain regulatory approval to market one or more generic drug products in the United States, we may face opposition from the producers of the branded versions of these drugs. Branded pharmaceutical companies have historically been aggressive in seeking to prevent generic competition, including the extensive use of litigation. In addition, many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•
pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for a number of more years or otherwise delay the launch of generics;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to the United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards; and

•	attaching patent extension amendments to non-related federal legislation.

In addition, some branded pharmaceutical companies have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs. Some of these initiatives could have an impact on products that we will seek to introduce to the United States. We have limited resources, and may not be able to effectively respond to these or other measures that may be taken by pharmaceutical companies that produce the branded version of our generic products.

We must comply with the listing requirements of the Nasdaq SmallCap Market or we could be delisted and the liquidity of our common stock would decline.

Our common stock was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market where it began trading on October 16, 2002 under the ticker symbol NEOT. On December 11, 2002, we changed our name to Spectrum Pharmaceuticals, Inc., and began trading under the ticker symbol SPPI. To remain listed on this market, we must meet Nasdaq’s continued listing requirements. Among other requirements, Nasdaq rules require that a SmallCap Market company maintain a minimum stockholders equity of $2.5 million or a minimum market value of listed securities of $35 million or a net income from continuing operations (in latest fiscal year or 2 of the last 3 fiscal years) of at least $500,000. As of September 30, 2002, we were not in compliance with this standard, however, as of January 3, 2003, we had demonstrated to Nasdaq that we had regained compliance with this standard. There is no assurance that we will be able to maintain compliance with this standard or any of the other continued listing requirements. If we fail to do so, our common stock could be delisted from the Nasdaq SmallCap Market.

If our stock is delisted from the Nasdaq SmallCap Market, we would likely seek quotation on the American Stock Exchange or a regional stock exchange, if available. However, quotation on such a market or exchange could reduce the market liquidity for our common stock. If our common stock is not quoted on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

If our common stock is delisted from the Nasdaq SmallCap Market, we fail to obtain quotation on another market or exchange, and the trading price remains below $5.00 per share, trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of stockholders to borrow against or “margin” low-priced stocks and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual stockholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Nasdaq corporate governance rules prohibit an issuer of listed securities from issuing 20% or more of its outstanding voting stock in one transaction or a series of related transactions other than a public offering at less than the greater of book value or the then current market value, without obtaining prior stockholder consent. While we have obtained stockholder approval of this type of financing in the past, we do not currently have stockholder approval to do similar financings in the future. We do not generate sufficient revenues to fund operations, and we do not currently have sufficient cash on hand to fund our operations beyond June 2003. While we are exploring all financing and strategic alternatives, we will need to raise additional funds through the sale of securities by June 2003, or sooner, to continue operating our business. Based on our recent experience and our current financial position, we believe that we might need to offer our securities at a discount to market price in order to attract investors to provide these funds. Therefore Nasdaq’s 20% share limitation rule may hinder or prevent financing transactions from occurring.

Nasdaq corporate governance standards also require us to notify Nasdaq no later than fifteen (15) days prior to entering into a transaction that may result in the potential issuance of common stock greater than ten percent (10%) of the total shares of common stock outstanding. Several of our recent financings have been very sensitive to market conditions, and consequently have only had a short time period in which they could be completed. Therefore this 15 day notification rule may hinder or prevent similar financing transactions from occurring.

Competition for patients in conducting clinical trials may prevent or delay approval of a drug candidate and strain our limited financial resources.

Many pharmaceutical companies are conducting clinical trials in patients with the cancer types that Spectrum’s drugs target . As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we cannot be certain how many of the eligible cancer patients may be enrolled in competing studies and consequently not available to us. This competition may increase costs of our clinical trials and delay the introduction of our potential products.

Any failure to comply with extensive governmental regulation could prevent or delay product approval or cause governmental authorities to disallow our products after approval and subject us to criminal or civil liabilities.

The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. These requirements apply to every stage of the clinical trial process and make it difficult to estimate when any of our potential products will be available commercially, if at all. Our proprietary compounds will require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks. While we believe that we are currently in compliance with applicable FDA regulations, if we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.

We cannot predict with certainty when we might submit any of our proposed products currently under development for the regulatory approval required in order to commercially sell the products. Once we submit a proposed product for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. If we fail to comply with regulatory requirements, either prior to seeking approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	product recalls or seizures;

•	injunctions;

•	civil penalties;

•	criminal prosecution;

•	refusals to approve new products and withdrawal of existing approvals; and

•	enhanced exposure to product liabilities.

The loss of key researchers or managers could significantly hinder our drug development process and might cause our business to fail.

Our success depends upon the contributions of our key management and scientific personnel. The loss of Dr. Luigi Lenaz, our Vice President, Oncology Division and President of our subsidiary NeoOncoRx, Inc., would damage the development of our anti-cancer business substantially. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2003, with automatic one year renewals thereafter unless Dr. Lenaz or we gives notice of intent not to renew at least 90 days in advance of the renewal date. We also may need substantial additional expertise in marketing and other areas in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

If we cannot protect or enforce our intellectual property rights adequately, the value of our research could decline as our competitors appropriate portions of our research.

We actively pursue patent protection for our proprietary products and technologies. We hold rights to thirteen U.S. patents and currently have eleven U.S. patent applications pending. The Company has determined it will not be maintaining eight of the U.S. patents and five of the U.S. patent applications relating to Neotrofin. Our issued patents expire between 2003 and 2020. In addition, we have numerous foreign patents issued and patent applications pending corresponding to our U.S. patents. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other proprietary information.

We are a small company relative to our principal competitors and our limited financial and research resources may limit our ability to develop and market new products.

Many companies, both public and private, including well-known pharmaceutical companies such as Amgen, Inc., Bayer AG, Eli Lilly and Co., Novartis AG, Bristol-Meyers Squibb Company, Glaxo SmithKline, IDEC Pharmaceuticals, Vertex Pharmaceuticals, Inc., Guilford Pharmaceuticals, Inc., Cephalon, Inc., Aventis, Elan Corporation, Pfizer, Inc., Janssen Pharmaceutica, Inc. and Shire Pharmaceuticals Group plc, are developing products to treat certain of the diseases we are pursuing. Competitors that have a strategic and clinical focus similar to ours include AVI Biopharma, Inc., Chiron Corp., Corixa Corp., Dendreon Corp., Genta Inc., Imclone Systems Incorporated, MGI Pharma, Inc. and SuperGen, Inc. among others. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.

Numerous oncology drugs are on the market for each cancer type we are pursuing. For example, cisplatin and carboplatin are the most prevalent platinum-based derivatives used in chemotherapy. Our product candidate, satraplatin, if the FDA ever approves it, would likely compete against these drugs directly. Unless satraplatin is shown to have better efficacy and is as cost effective if not more cost effective than cisplatin and carboplatin, it may not gain acceptance by the medical field and therefore never be successful commercially.

Our limited experience at managing and conducting clinical trials ourselves may delay the trials and increase our costs.

We will continue managing and conducting some future clinical trials ourselves rather than hiring outside clinical trial contractors. We believe managing and conducting clinical trials ourselves has reduced and will continue to reduce the costs associated with our clinical trials and gives us more control over the clinical trial process. However, while some of our management has had experience at conducting clinical trials, we have limited experience in doing so as a company. While we have not experienced significant delays or increased costs to date by conducting clinical trials ourselves, as we move forward with our self-conducted clinical trials, our limited experience may delay the completion of our clinical trials and increase our costs.

We may be dependant on third parties for clinical testing, manufacturing and/or marketing.

We may not conduct some clinical trials ourselves, and we will not manufacture any of our proposed products for commercial sale nor do we have the resources necessary to do so. Neither we nor our current management have any experience marketing pharmaceutical products. We intend to contract with larger pharmaceutical companies or contract research organizations to conduct such activities. In connection with our efforts to secure corporate partners, we may seek to retain certain co-marketing rights to certain of our proposed products, so that we may promote our products to selected medical specialists while our corporate partner promotes these products to the medical market generally. We cannot be certain that we will be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure adequate partnering arrangements, we will have to hire additional employees or consultants with expertise in marketing, since our current employees have no experience in these areas. We cannot be certain that sufficient employees with relevant skills will be available to us. Any increase in the number of our employees would increase our expense level, and could make it harder for us to make a profit.

In addition, we cannot be certain that we or our potential corporate partners can successfully introduce our proposed products or that such proposed products will achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture and market our proposed products at prices that would permit us to make a profit. To the extent that clinical trials are conducted by corporate partners, we may not be able to control the design and conduct of these clinical trials.

We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any claims, which may expose us to substantial liabilities.

We may be exposed to product liability claims from patients who participate in our clinical trials, or, if we are able to obtain FDA approval for one or more of our potential products, from consumers of our products. Although we currently carry product liability insurance in the amount of $5 million per occurrence, it is possible that the amounts of this coverage will be insufficient to protect us from future claims. Further, we cannot be certain that we will be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.

The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.

Our research and development efforts involve the use of hazardous materials, including biological materials, chemicals and radioactive materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage of up to $1,000,000 per occurrence for injuries resulting from the hazardous materials we use, and up to $25,000 per occurrence for pollution clean up and removal, however, future claims may exceed these amounts. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.

There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.

There were 2,726,019 shares of our common stock outstanding as of January 10, 2003. In addition, security holders held options, warrants and other rights as of January 10, 2003 which, if exercised, would obligate us to issue up to an additional 1,085,848 shares of common stock at a weighted average exercise price of $46.74 per share, of which 866,217 shares are subject to options or warrants which are currently exercisable at a weighted average exercise price of $55.57 per share. A substantial number of those shares, when we issue them upon exercise, will be available for immediate resale in the public market. In addition, we have the ability to sell up to approximately $5.0 million of our common stock pursuant to a shelf registration that will be eligible for immediate resale in the market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

We have financed our operations, and we expect to continue to finance our operations, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income, if any, or loss per share to decrease in future periods. As a result, the market price of our common stock could drop.

The market price and volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.

The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well. During 2002, the price of our common stock ranged between $101.25 and $0.80, as adjusted to reflect a 25-for-1 reverse split of our outstanding common stock that we effected on September 6, 2002, and the daily trading volume, adjusted to reflect the reverse split has been as high as 777,764 shares and as low as 940 shares, with a recent average from January 2, 2003 up to and including January 10, 2003 of approximately 24,714 shares.

Certain charter and bylaws provisions and our stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management.

Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our capital Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.

Our businesses are sometimes involved, or perceived by the public to be involved, in activities that may be seen as morally unacceptable and therefore may be legislated against, preventing us from engaging in certain research and development activities and eventually marketing certain product candidates.

Our businesses involve the use of animals for certain research and development activities. Some groups perceive this as inhumane or otherwise morally unacceptable. If pressure by these groups and others results in legislation that limits or prevents any of our research and development activities, our businesses may be significantly harmed.

USE OF PROCEEDS

If we were to sell 225,000 shares of our common stock pursuant to this offering, the net proceeds to us from this offering, before deducting the estimated finder fees and our estimated offering expenses, will be approximately $506,250 based upon the public offering price of $2.25 per share. Any placement agent or finder associated with this offering would be working solely on a “best efforts” basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, including:

*	Working capital

*	Capital expenditures

*	Research and development

*	General and administrative expenses

Net proceeds from the sale of the offered securities initially may be temporarily invested in short-term interest-bearing securities.

DILUTION

The net tangible book value of our common stock on November 30, 2002 was $2,255,979, or approximately $0.98 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after November 30, 2002, other than to give effect to the sale of 150,000 shares of our common stock to two investors for aggregate gross proceeds of $300,000 on December 2, 2002, the sale of 285,000 shares of our common stock to three investors for net proceeds of $515,000 on December 13, 2002 and the sale of the 225,000 shares of common stock offered by us under this prospectus supplement at a price of $2.25 per share and after deducting the estimated finders fees and estimated offering expenses payable by us, our net tangible book value would have been $3,541,854, or approximately $1.20 per share. This represents an immediate accretion in net tangible book value of approximately $0.22 per share to existing stockholders and an immediate dilution in net tangible book value of $1.05 per share to new investors.

Offering price per share		$2.25
Net tangible book value per share as of November 30, 2002	$0.98
Increase per share attributable to new investors	0.22

As adjusted net tangible book value per share after the offering		1.20

Decrease in net tangible book value per share to new investors		$1.05

This table excludes shares of common stock issuable upon exercise of options, warrants and other rights, and the effect of shares of common stock issued, except as indicated above, since November 30, 2002.

PLAN OF DISTRIBUTION

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “SPPI.”

This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 225,000 shares of our common stock at a purchase price of $2.25 per share, and warrants to purchase up to 56,250 shares of our common stock at an exercise price of $3.25 per share, to certain individual and institutional investors for aggregate proceeds of approximately $506,250. Investors participating in the offering will receive warrants to purchase up to 25 shares of common stock for every 100 shares of common stock purchased in the offering. In connection with this offering, we will pay fees or commissions and/or issue warrants to one or more placement agents and/or finders. Any placement agent or finder associated with this offering would likely be working solely on a “best efforts” basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus.

Any placement agent, finder, broker or dealer that participates in the distribution (collectively, “Distribution Participants”), may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by the Distribution Participants and any profit realized on the resale of the securities sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters they would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Distribution Participants. Under these rules and regulations, Distribution Participants:

•	may not engage in any stabilization activity in connection with our securities; and

•
may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such Distribution Participant has completed its participation in the distribution.

On July 17, 2002, we entered into a letter agreement with Rodman & Renshaw, Inc. (“Rodman”) pursuant to which Rodman shall act as a non-exclusive placement agent for purchasers of our securities pursuant to our existing shelf registration statement, file no. 333-53108. Pursuant to the agreement, we will pay Rodman at each closing a cash fee equal to 6% of all cash proceeds received by us from investors introduced to us by Rodman.

We have also agreed to indemnify Rodman against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Rodman may be required to make in respect of such liabilities.

In addition, we estimate that our share of the total expenses of this offering, excluding the finder fees and expense reimbursements, will be approximately $5,000.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of January 15, 2003, we had 2,726,019 shares of common stock outstanding, held of record by approximately 380 stockholders.

Terms

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our board of directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes. Subject to the preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of Spectrum Pharmaceuticals, and subject to the rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, if any.

Stockholder Rights Plan

On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our capital Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the Securities and Exchange Commission on December 26, 2000, as Exhibit 4.1 to our Form 8-A.

Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market place of our common stock.

Our Certificate of Incorporation limits the personal liability of our directors to Spectrum Pharmaceuticals and our stockholders to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See “Terms” above.

We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•
at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not be written consent, by the affirmative vote of a least 66?% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum Pharmaceuticals may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

DESCRIPTION OF WARRANTS

As of Janaury 15, 2003, we had warrants to purchase 483,897 shares of our common stock outstanding at a weighted average exercise price of $58.50 per share (other than options issued under our stock option plans and non-qualified options issued to our employees and consultants outside of our stock option plans).

This prospectus supplement relates to the issuance of warrants to purchase up to 56,250 shares of our common stock and the issuance of the shares of common stock upon exercise of the warrants. The warrants will have an exercise price of $3.25 per share and are immediately exercisable. The warrants will expire if not exercised within five years of their date of issuance. The shares our common stock underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock except for any tax payable in respect of any transfer in a name other than the holders.

The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

•	merger,

•	stock split or reverse stock split,

•	stock dividend,

•	sale or transfer of all or substantially all of assets,

•	recapitalization, or

•	distribution of assets (other than a liquidation).

We are not required to issue fractional shares upon the exercise of the warrants. The holders of the warrants will not possess any rights as shareholders of Spectrum Pharmaceuticals until such holders exercise the warrants.

Each warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompany by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase. The warrants do not contain provisions for cashless exercise and there is no minimum or maximum amount which may be exercised at any one time.

The warrants may not be transferred or assigned without our prior written consent except in certain limited circumstances. We shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of shares of our common stock which may then be purchased pursuant to the warrant.

For the life of the warrants, the holders of the warrants have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we obtain additional capital during the life of the warrants may be adversely affected.

The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is terminated:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2001, filed on April 2, 2002;

•	Our quarterly report on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002, filed on May 15, 2002, August 19, 2002, and November 13, 2002, respectively;

•
Our current reports on Form 8-K filed on March 14, 2002, March 27, 2002, April 2, 2002, April 25, 2002, April 29, 2002, May 1, 2002, May 7, 2002 , June 3, 2002, June 7, 2002, June 19, 2002, July 12, 2002, August 23, 2002, September 6, 2002, October 1, 2002, November 21, 2002 and November 26, 2002, December 19, 2002, December 23, 2002, December 23, 2002 and January 2, 2003;

•
Our definitive proxy statement filed on April 30, 2002, pursuant to Section 14 of the Exchange Act in connection with our 2002 Annual Meeting of Stockholders, and our definitive proxy materials filed on July 12, 2002, August 9, 2002 and August 23, 2002 pursuant to Section 14 of the Exchange Act in connection with our 2002 Special Meeting of Stockholders;

•
The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendment or reports filed for the purpose of updating such description; and

•
The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendment or reports filed for the purpose of updating such description.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Spectrum Pharmaceuticals, Inc.
Attn: Investor Relations
157 Technology Drive
Irvine, California 92618
(949) 788-6700

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein. We have not authorized anyone else to provide you with different information. We will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any other supplement or in the documents incorporated by reference herein and therein is accurate on any date other than the date on the front of those documents.

This prospectus supplement, the accompanying prospectus and any documents incorporated by reference herein and therein, are part of a registration statement we filed with the SEC (Registration No. 333-53108). The registration statement and the documents incorporated by reference into it and this prospectus supplement and the accompanying prospectus contain more information about the shares sold by us pursuant to this prospectus supplement. Because information about contracts referred to in this prospectus supplement and the accompanying prospectus is not always complete, you should read the full contracts which are incorporated by reference in the registration statement, this prospectus supplement and the accompanying prospectus. You may read and copy the full registration statement and the documents incorporated by reference into it at the SEC’s public reference rooms or their web site.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

SPECTRUM
PHARMACEUTICALS, INC.

UP TO 225,000 SHARES OF COMMON

STOCK

AND

WARRANTS TO PURCHASE UP TO 56,250

SHARES OF COMMON STOCK

PROSPECTUS SUPPLEMENT

January 16, 2003